SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 9, 2012

(Commission File No. 1-13202)

Nokia Corporation

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated March 9, 2012: Notification under Chapter 2, Section 10 of the Finnish Securities Market Act: holdings of Capital Research and Management Company in Nokia Corporation below 5%

STOCK EXCHANGE RELEASE
March 9, 2012

Notification under Chapter 2, Section 10 of the Finnish Securities Market Act: holdings of Capital Research and Management Company in Nokia Corporation below 5%

Nokia Corporation
Stock exchange release
March 9, 2012 at 11.00 (CET+1)

Espoo, Finland - According to information received by Nokia Corporation, the holdings of Capital Research and Management Company in Nokia Corporation decreased below 5 % of the share capital of Nokia.

Capital Research and Management Company is a U.S. based investment advisor managing various mutual funds. On March 5, 2012, the holdings of Capital Research and Management Company, held through the mutual funds it manages, both in ADRs and ordinary shares amounted to a total of 184,834,660 Nokia shares, which corresponds to approximately 4.9356 % of the total number of shares and voting rights of Nokia. This notification is solely with respect to shares over which Capital Research and Management Company exercises voting rights.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2012		Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Director, Corporate Legal